SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED]

For the transition period from                                          to                                         .

Commission File Number: 000-25051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Audited Financial Statements

December 31, 2002 and 2001

LUBY & BIRDWELL, LLP

Certified Public Accountants and Business Advisors

101 N. Shoreline Blvd., Suite 580, Corpus Christi, Texas 78401	Ph. (361) 883-0292
email—jluby@sbcglogal.net	Fax (361) 883-0151

Independent Auditors’ Report

To the Audit Committee of

the Prosperity Bancshares, Inc.

401K Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the three years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Corpus Christi, Texas

June 27, 2003

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Statement of Net Assets Available For Benefits

	December 31,
	2002	2001
ASSETS
Cash	$—	$19,059
First Trust Money Market Account	91,551	—
Prosperity Bank—Interest Bearing Account	3,507,681	2,742,946
Prosperity Bancshares, Inc. Common Stock	5,862,868	3,362,196
Loans to Participants	376,332	229,175
U. S. Government Securities Fund	63,570	149,709
Fundamental Investors	73,494	109,044
New Economy Fund	40,304	38,172
New Perspective Fund	475,523	638,718
Washington Mutual Investors Fund	239,938	321,648
Capital Income Builder	185,021	49,351
The Cash Management Trust of America	396,833	464,529
Capital World Growth and Income Fund	85,452	83,318
American Balance Fund	179,963	182,804
The Bond Fund of America	383,944	326,870
Euro Pacific Growth Fund	127,747	160,693
The Growth Fund of America	535,749	600,202
American High Income Trust	23,849	23,833
Intermediate Bond Fund of America	22,545	13,311
The Investment Company of America	542,652	630,389
AMCAP Fund	153,637	162,839
The Income Fund of America	51,886	27,936
American Mutual Fund	41,543	24,108
Capital World Bond Fund	14,379	4,252
The U. S. Treasury Money Fund of America	39,415	17,994
SMALLCAP World Fund	112,523	129,059

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$13,628,399	$10,512,155

See accompanying notes.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Statement of Changes in Net Assets Available For Benefits

	Year Ended December 31,
	2002	2001	2000
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation (depreciation) in fair value of investments	$959,065	$(626,813)	$60,388
Interest and dividends	248,359	1,511,972	491,177

	1,207,424	885,159	551,565

CONTRIBUTIONS:
Participants’ rollovers and other	142,384	288,768	44,500
Participants’ elective deferrals	924,696	693,316	398,371
Employer’s	428,491	344,429	207,245

	1,495,571	1,326,513	650,116

TOTAL ADDITIONS	2,702,995	2,211,672	1,201,681

DEDUCTIONS
Deductions from net assets attributable to rollovers or withdrawals paid to participants	188,260	128,490	395,710
Other	5,062	—	—

	193,322	128,490	395,710

	2,509,673	2,083,182	805,971
OTHER TRANSFERS
Transfer of assets related to merger	606,571	2,624,895	—

Net increase in assets available for benefits	3,116,244	4,708,077	805,971

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	10,512,155	5,804,078	4,998,107

End of Year	$13,628,399	$10,512,155	$5,804,078

See accompanying notes.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.    Description of Plan

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of Prosperity Bank (the “Bank”), plan sponsor, who have completed at least three months of service and are twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank, at its discretion, may contribute to the Plan, on a participant’s behalf, a matching contribution which is determined annually. In 2002 and 2001, the Bank matched 50% of the employees’ contributions.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan’s fund options. Participants may change their investment options quarterly. Employer contributions are matched to the funds designated by the participant.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of (a) the bank’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is vested ratable (20% at the end of the second year as a participant in the plan) over a six-year period.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest is paid ratable through monthly payroll deductions. Interest rates range from 5.25% to 11.5% on outstanding loans.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee’s entire benefit, (3) equal installments over a fixed period not to exceed the employee’s life expectancy or the joint and last survivor’s life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the participant must demonstrate that an immediate and necessary financial hardship has been incurred.

FORFEITURES

Any forfeiture subject to allocation during each Plan Year shall be allocated among all participants in accordance with the provisions of the Plan. On the basis of the information furnished by the administrator, the Trustee shall keep separate books and records concerning the affairs of each participant hereunder as to the accounts and credits of each participating employee.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in the Prosperity Bancshares, Inc. Money Market Fund, or in any of the following investment options:

Prosperity Bancshares, Inc. Common Stock

Funds are invested in common stock of Prosperity Bancshares, Inc.

U.S. Government Securities Fund

Funds are generally invested in securities backed by the U.S. government including U.S. Treasury Bonds, GNMA mortgage-backed securities, and U.S. governmental agency securities.

Fundamental Investors

Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth of capital and income. The funds may also be invested in bonds and debt securities of issuers outside of the U.S.

New Economy Fund

Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth of capital through investments in services and information industries in the U.S. and around the world.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

New Perspective Fund

Funds are invested in common stocks, preferred stocks, securities convertible into common stocks, and bonds to provide long-term growth of capital through investments in blue-chip companies based in the U.S. and abroad with an emphasis on global or multinational companies and a focus on opportunities created by changes in global trade patterns and economic and political relationships.

Washington Mutual Investors Fund

Funds are primarily invested in common stocks of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. It may also invest up to 5% of its assets in non-U.S. companies that meet certain investment standards. Funds are invested to provide current income and an opportunity for growth.

Capital Income Builder

Funds are invested in common stocks or bonds to provide above-average current income, a growing stream of income, and growth of capital. Generally, at least 50% of investments will be in common stocks of large, established companies with a history of increasing dividends. Up to 40% of investments might be in securities of non-U.S. issuers.

The Cash Management Trust of America

Funds are invested in high-quality money market instruments such as commercial paper and commercial bank obligations to provide income on cash reserves, while preserving capital and maintaining liquidity.

Capital World Growth and Income Fund

Funds are primarily invested in blue chip common stocks of established companies in the world’s largest stock markets to provide long-term capital growth with current income.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

American Balance Fund

Funds are invested in blue chip common stocks, quality bonds, securities convertible to common stocks and money market instruments to provide conservation of capital, current income, and long-term growth of capital and income.

The Bond Fund of America

Funds are invested primarily in corporate bonds, mortgage and asset backed securities, U.S. Treasuries, and U.S. Agencies to provide a high level of current income as is consistent with preservation of capital.

Euro Pacific Growth Fund

Funds are invested in common stocks, preferred stocks, securities convertible to common stocks, American depository receipts, European depository receipts, bonds, and cash to provide long-term growth of capital primarily of issuers located in Europe and the Pacific Basin.

The Growth Fund of America

Funds are invested in common stocks, preferred stock, and securities convertible to common stocks of companies that appear to offer superior opportunities for long-term growth of capital, such as cyclical companies, those in depressed industries, and turnaround or value situations.

American High Income Trust

Funds are invested primarily in a broad range of lower quality, higher yielding debt securities that provide a high level of current income with capital appreciation as a secondary goal.

Intermediate Bond Fund of America

Funds are invested in a portfolio of corporate bonds, U.S. government bonds or notes, GNMA certificates and other mortgage-related securities to provide current income and preservation of capital through a bond portfolio with an average effective maturity of no greater than five years.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

The Investment Company of America

Funds are primarily invested in common stocks of well-established blue chip companies, representing a wide cross section of the U.S. economy to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

AMCAP Fund

Funds are primarily invested in undervalued common stocks of growing, profitable companies located in the U.S. that represent good opportunities to provide long-term growth of capital.

The Income Fund of America

Funds are primarily invested in common stocks and bonds of U.S. companies to provide current income and, secondarily, growth of capital.

American Mutual Fund

Funds are primarily invested in common stocks, securities convertible into common stocks, non-convertible preferred stocks, U.S. government securities, bonds rated A or better, and cash to provide the balanced accomplishment of current income, capital growth, and conservation of principal through investments in companies that participate in the growth of the American economy.

Capital World Bond Fund

Funds are primarily invested in quality, fixed income securities from major governments and corporations around the world and in the U.S. to provide high, long-term total return consistent with prudent management.

The U.S. Treasury Money Fund of America

Funds are invested in U.S. Treasury securities maturing in one year or less to provide income on cash reserves, while preserving capital and maintaining liquidity.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

1.    Description of Plan (continued)

SMALLCAP World Fund

Funds are invested primarily in common stocks and corporate debt of smaller companies in the United States and around the world to provide long-term growth of capital.

2.    Summary of Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Prosperity Bancshares, Inc. common stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximate fair value. Money market accounts and certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies (continued)

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

3.    Credit Risk

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

4.    Tax Status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

5.    Party-in-Interest Transactions

Investment transactions in Prosperity Bank Interest Bearing Accounts and Prosperity Bancshares, Inc. Common Stock qualify as party-in-interest transactions.

During July 2002, the Plan entered into an agreement with First Trust Corporation (“FTC”) whereby FTC became the Trustee of the Plan. Compensation to FTC is based on .007% of assets, billed quarterly. No compensation was paid to FTC for the year ended December 31, 2002.

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Notes to Financial Statements (continued)

December 31, 2002 and 2001

6.    Mergers

In December, 2002 the Bank of the Southwest 401K Profit Sharing Plan (“Southwest Plan”) was merged into the Plan. Transfers of $361,793 from the Southwest Plan have been included on the statement of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2002.

Also during 2002 certain assets of another plan were transferred into the Plan under a trust to trust transfer. Transfers of $229,691 from this transaction have been included on the statement of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2002.

Loans totaling $15,087 were transferred to the plan during 2002 and have been included on the statement of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2002.

In August 2001, The Commercial Bancshares Employee Savings Plan (“Commercial Plan”) was merged with the Plan. Transfers of $2,624,895 from the Commercial Plan have been included on the statement of changes in net assets available for plan benefits as other transfers for the year ended December 31, 2001.

The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of their predecessor plans.

Supplemental Schedule

Prosperity Bancshares, Inc.

401K Profit Sharing Plan

Schedule H, Item 4I—Assets Held for Investment Purposes

December 31, 2002

Identity	Description	Current Value
First Trust Money Market Account	Interest-Bearing	$91,551	*
Prosperity Bank—Interest Bearing Accounts	Interest-Bearing	3,507,651	**
Prosperity Bancshares, Inc. Common Stock	Common Stock	5,862,868	**
Loans	N/A	376,332	***
U.S. Government Securities Fund	Mutual Fund	63,570
Fundamental Investors	Mutual Fund	73,494
New Economy Fund	Mutual Fund	40,304
New Perspective Fund	Mutual Fund	475,523
Washington Mutual Investors Fund	Mutual Fund	239,938
Capital Income Builder	Mutual Fund	185,021
The Cash Management Trust of America	Mutual Fund	396,833
Capital World Growth and Income Fund	Mutual Fund	85,452
American Balance Fund	Mutual Fund	179,963
The Bond Fund of America	Mutual Fund	383,944
Euro Pacific Growth Fund	Mutual Fund	127,747
The Growth Fund of America	Mutual Fund	535,749
American High Income Trust	Mutual Fund	23,849
Intermediate Bond Fund of America	Mutual Fund	22,545
The Investment Company of America	Mutual Fund	542,652
AMCAP Fund	Mutual Fund	153,637
The Income Fund of America	Mutual Fund	51,886
American Mutual Fund	Mutual Fund	41,543
Capital World Bond Fund	Mutual Fund	14,379
The U. S. Treasury Money Fund of America	Mutual Fund	39,415
SMALLCAP World Fund	Mutual Fund	112,523

Note:	Cost information is not presented because all investments are participant directed.
*	Represents a party-in-interest.
**	Represents a party-in-interest and investments comprising at least 5% of net assets available for benefits.
***	Loans to participants bearing interest at rates ranging from 5.25% to 11.5%.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 30, 2003	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Luby & Birdwell, LLP